SUBSIDIARIES OF THE GREEN DOLPHIN

GREEN DOLPHIN - NEVADA

GREEN DOLPHIN - CANADA*

* This corporation is wholly owned by Nicholas Plessas and was formed as a vehicle through which to conduct the company's Canadian operations. Though not a formal subsidiary, Green Dolphin Canada is treated in all respects as an affiliate of the Registrant.